September 21, 2012
IM Ref. No. 20128291429
Wells Fargo Bank, N.A.
File No. 801-72865

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to Wells Fargo Bank, N.A. (the "Settling Firm") or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding an injunctive order issued by the United States District Court for the District of Columbia (the "Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to the Settling Firm or certain related persons.[2]

Our position is based on the facts and representations in your letter dated September 21, 2012, particularly the representations of the Settling Firm that:

(1) it or any person associated with it will conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Judgment;

(2) the Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[3]

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree described in Section 203(e)(4) of the Advisers Act.

2 *United States v. Wells Fargo Bank, N.A.*, No. 1:12-CV-01150 (D.D.C.) (Sept. 20, 2012).

3 Section 9(a)(2) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer, investment adviser or bank, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security. Section 9(a)(3) extends the prohibition to any company any affiliated person of which is disqualified pursuant to Section 9(a)(2).

The entry of the Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts the Settling Firm from the provisions of Section

(3) it will comply with the terms of the Judgment, including, but not limited to, the payment of compensation to borrowers who may have suffered as a result of the alleged violations of the Fair Housing Act and the Equal Credit Opportunity Act and the contribution to the homebuyer assistance program; and

(4) for ten years from the date of the entry of the Judgment, the Settling Firm or any person associated with it or any investment adviser with which the Settling Firm or any person associated with it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom the Settling Firm or any person associated with it solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm or any of its associated persons.

Adam Glazer
Senior Counsel

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9(a) of the Investment Company Act, would effectively prohibit the Settling Firm and companies of which it is an affiliated person from acting in any of the capacities set forth in Section 9(a) of the Investment Company Act. You state that, pursuant to Section 9(c) of the Investment Company Act, the Settling Firm and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting such persons from the provisions of Section 9(a) of the Investment Company Act.

On September 21, 2012, the Division, acting under delegated authority, issued an order granting the Settling Firm, certain affiliated persons and future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Judgment, until the date the Commission takes final action on the application for a permanent order or, if earlier, November 16, 2012. *In re Wells Fargo Bank, N.A., et al.*, SEC Rel. No. IC-30210 (Sept. 21, 2012). Therefore, the Settling Firm, certain affiliated persons and future affiliated persons are not currently barred or suspended from acting in any capacity specified in Section 9(a) of the Investment Company Act as a result of the Judgment.

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

September 21, 2012

By E-mail

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *United States v. Wells Fargo Bank, NA*, Case No. 1:12-cv-01150 (D.D.C.) – Request for Relief under Rule 206(4)-3 under the Investment Advisers Act of 1940

Dear Mr. Scheidt:

This letter is submitted on behalf of our client, Wells Fargo Bank, N.A. ("Wells Fargo Bank"), in connection with the entry of a judgment ("Judgment") by the United States District Court for the District of Columbia ("District Court") pursuant to a consent order ("Consent Order") negotiated by Wells Fargo Bank and the United States Department of Justice ("DOJ") to resolve the above-captioned action filed by DOJ ("Action").[1] The Judgment, among other things, enjoins Wells Fargo Bank (the "Injunction") from violating the anti-discrimination provisions of certain federal lending laws in connection with the origination of residential mortgage loans.

Wells Fargo Bank is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").[2] Further, certain associated persons (as defined in Section 202(a)(17) of the Advisers Act) of Wells Fargo Bank currently engage in cash solicitation activities that are subject to Rule 206(4)-3 under the Advisers Act (the "Rule").[3] Accordingly, Wells Fargo Bank seeks the assurance of the Staff of the Division of

[1] The investigation was initiated by DOJ in 2009. Also in 2009, the Office of the Comptroller of the Currency ("OCC") initiated a fair lending review of Wells Fargo Bank's home mortgage product placement practices in the Baltimore-Washington metropolitan areas. As a result of that review, OCC referred its case to DOJ. DOJ then completed the investigation, resulting in the Consent Order and Injunction.

[2] Each of two separately identifiable departments within Wells Fargo Bank, Abbot Downing Investment Advisors (SEC No. 801-72865) and Wells Capital Management Singapore (SEC No. 801-76987), is registered as an investment adviser under Section 203 of the Advisers Act.

[3] Section 202(a)(17) of the Advisers Act defines a "person associated with an investment adviser" to mean, among other things, any person directly or indirectly controlling or controlled by such investment adviser.

Investment Management (the "Staff") that it would not recommend any enforcement action to the U.S. Securities and Exchange Commission ("Commission") under Section 206(4) of the Advisers Act or the Rule, if an investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act, pays Wells Fargo Bank or any of its associated persons, directly or indirectly, a cash solicitation fee pursuant to the Rule, notwithstanding the existence of the Judgment, which could otherwise preclude such an investment adviser from paying such a fee, directly or indirectly, to Wells Fargo Bank or certain related persons.

While the Judgment does not operate to prohibit or suspend Wells Fargo Bank or its associated persons from acting as, or being associated with, an investment adviser and does not relate to solicitation activities on behalf of any investment adviser, the Judgment may affect the ability of Wells Fargo Bank and its associated persons to receive cash solicitation fees.[4] The Rule prohibits an investment adviser that is required to be registered under the Advisers Act from paying such fees to any solicitor that "is subject to an order, judgment or decree described in Section 203(e)(4) of the [Advisers] Act." Section 203(e)(4), in relevant part, provides that the Commission, by order, shall take certain actions against "any investment adviser... or any person associated with such investment adviser," if such investment adviser or associated person thereof has been "permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction... from acting as... an affiliated person ... of any... bank..., or from engaging in or continuing any conduct or practice in connection with any such activity." Accordingly, entry of the Judgment enjoining Wells Fargo Bank from violating the antidiscrimination provisions of certain federal lending laws, which may be deemed to be conduct or practices in connection with the banking activities of Wells Fargo Bank, could cause Wells Fargo Bank and its associated persons to be disqualified under the Rule. Accordingly, absent no-action relief, Wells Fargo Bank and its associated persons may be unable to receive cash payments, directly or indirectly, from advisers required to be registered for the solicitation of advisory clients.

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[4] Under Section 9(a) of the Investment Company Act of 1940 ("1940 Act"), Wells Fargo Bank and its affiliated persons will, as a result of the Judgment, be prohibited from serving or acting as, among other things, an investment adviser or depositor of any registered investment company or principal underwriter for any registered open-end investment company or registered unit investment trust. Wells Fargo Bank and its affiliated persons who act in the capacities set forth in Section 9(a) have filed an application under Section 9(c) of the 1940 Act requesting the Commission to issue both temporary and permanent orders exempting them, and Wells Fargo Bank's future affiliated persons should any of them serve or act in any of the capacities set forth in Section 9(a) in the future, from the restrictions of Section 9(a). The applicants believe that they meet the standards for exemptive relief under Section 9(c). On September 21, 2012, the Staff, acting under delegated authority, issued an order granting Wells Fargo Bank and certain affiliated persons a temporary exemption from Section 9(a) of the 1940 Act pursuant to Section 9(c) of the 1940 Act, with respect to the Judgment, effective September 20, 2012 until the date the Commission takes final action on the application for a permanent order or, if earlier, November 16, 2012. Investment Company Act Release No. 30210 (Sept. 21, 2012).

## BACKGROUND

The conduct of Wells Fargo Bank underlying the Action involved Wells Fargo Bank's services as a home mortgage originator. The DOJ alleged in its complaint in the Action ("Complaint") that Wells Fargo Bank engaged in a pattern or practice of discrimination on the basis of race and national origin in violation of the Equal Credit Opportunity Act ("ECOA") and the Fair Housing Act ("FHA"), which are federal lending laws that apply to certain banking activities of Wells Fargo Bank. Specifically, the Complaint alleged that, between 2004 and 2007, Wells Fargo Bank's business policies allowed mortgage originators discretion to place prime-qualified borrowers into subprime loans. Further, the Complaint alleged that the compensation structure at Wells Fargo Bank during this time period incentivized such placements by providing greater compensation for placing prime-qualified borrowers in subprime loans than in prime loans. In addition, the Complaint alleged, between 2004 and 2009, Wells Fargo Bank's policies allowed third party mortgage brokers discretion to vary the costs, fees and interest rates paid by borrowers without requiring such variances to be related to a borrower's credit risk or objective qualifications. Wells Fargo Bank's policies, the Complaint alleged, caused African-American and Hispanic borrowers to be placed into subprime loans at higher rates than similarly-situated white borrowers and to pay higher costs, fees and interest rates than similarly-situated white borrowers. Wells Fargo Bank denied the allegations.

In connection with the Action, Wells Fargo Bank and the DOJ reached an agreement to settle the Action as described below, and Wells Fargo Bank and DOJ submitted to the District Court a Consent Order in which, for the purpose of this Action, Wells Fargo Bank consents to the imposition of the Judgment, including imposition of the Injunction.

Pursuant to the Consent Order, the District Court entered the Judgment that, among other things, enjoins Wells Fargo Bank from violating the anti-discrimination provisions of the ECOA and the FHA in connection with originating residential mortgages. The Consent Order also requires Wells Fargo Bank to set aside $125 million (the "Settlement Fund") to compensate borrowers who may have suffered as a result of the alleged ECOA and FHA violations, to contribute at least $50 million to a homebuyer assistance program,[5] and to implement other measures that are designed to ensure Wells Fargo Bank's adherence to fair lending practices. The Consent Order will terminate three years after it is entered, unless additional time is required for Wells Fargo Bank to fulfill its obligations thereunder.

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[5] Under the homebuyer assistance program, Wells Fargo Bank must expend at least $50 million providing downpayment assistance, closing cost assistance and/or home renovation financing in connection with purchases of homes in certain metropolitan areas identified in the Consent Order.

**DISCUSSION**

In the adopting release for the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[6] We respectfully submit that the circumstances presented in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who ... has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[7]

The Judgment does not bar, suspend, or limit Wells Fargo Bank or any person currently associated with it from acting in any capacity under the federal securities laws.[8] Wells Fargo Bank has not been sanctioned for activities relating to conduct as an investment adviser or relating to solicitation of advisory clients. The Judgment does not pertain to advisory activities. Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying Wells Fargo Bank or its associated persons for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities disqualified from receiving cash solicitation fees pursuant to the Rule due to their status as an investment adviser, or an

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6 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295.

7 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

8 *See supra* note 4.

associated person of an investment adviser, that is subject to an order, judgment or decree of a court of competent jurisdiction, enjoining the adviser or associated person from engaging in or continuing a conduct or practice described in Section 203(e)(4) of the Advisers Act.[9] Indeed, many of the requests previously granted by the Staff have been granted to individuals or entities disqualified from receiving cash solicitation fees pursuant to the Rule due to their status as an investment adviser, or an associated person of an investment adviser, subject to an order enjoining the adviser or associated person from engaging in or continuing a conduct or practice in connection with the purchase or sale of a security.[10] Here, the conduct underlying the Injunction relates to Wells Fargo Bank's banking activities. Accordingly, the basis for granting the no-action relief requested by Wells Fargo Bank, on behalf of itself and its associated persons, is arguably stronger, and under the circumstances, warranted.

**UNDERTAKINGS**

In connection with this request, Wells Fargo Bank undertakes:

1. To conduct any cash solicitation arrangement entered into with any adviser registered or required to be registered under Section 203 of the

[9] *See, e.g.*, J.P. Morgan Securities LLC, SEC No-Action Letter (pub. avail. June 29, 2011); BAC Home Loans Servicing, LP, SEC No-Action Letter (pub. avail. June 2, 2011) ("BAC Letter"); UBS Financial Services Inc., SEC No-Action Letter (pub. avail. May 9, 2011); Citigroup Inc., SEC No-Action Letter (pub. avail. Oct. 22, 2010); Banc of America Investment Services, Inc., SEC No-Action Letter (pub. avail. June 10, 2009); Barclays Bank PLC, SEC No-Action Letter (pub. avail. June 6, 2007); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (pub. avail. May 15, 2006); American International Group, Inc., SEC No-Action Letter (pub. avail. Feb 21, 2006); Goldman, Sachs & Co., SEC No-Action Letter (pub. avail. Feb. 23, 2005); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (pub. avail. Feb. 4, 2005); Prime Advisors, Inc.; SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); UBS Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC No-Action Letter (pub avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July 18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000).

[10] We note that the conduct underlying the Injunction here is similar to that underlying the injunction described in the BAC Letter. More specifically, there as here, the conduct related to certain residential lending activities. The BAC Letter, however, characterized the injunction as enjoining the relevant entity from engaging in or continuing certain conduct or practices in connection with the purchase or sale of a security. Wells Fargo Bank seeks the relief based on the Injunction enjoining it "from acting as... an affiliated person ... of any... bank..., or from engaging in or continuing any conduct or practice in connection with any such activity." *See* 15 U.S.C. at 80b-3(e)(4). In short, Wells Fargo Bank seeks the relief because in Section 203(e)(4) "such activity" appears to refer to any activity of a bank, regardless of whether it relates to the purchase or sale of a security.

Advisers Act in compliance with the terms of Rule 206(4)-3, except for an investment adviser's payment of cash solicitation fees, directly or indirectly, to Wells Fargo Bank, which is subject to the Judgment;

2. To comply with the terms of the Judgment, including, but not limited to, the payment of $125 million in compensation to the Settlement Fund, the contribution of at least $50 million to the homebuyer assistance program and the implementation of the other remedial measures required by the Consent Order; and

3. That for ten years from the date of the entry of the Judgment, Wells Fargo Bank and any person associated with it and any investment adviser with which it or any person associated with it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom Wells Fargo Bank or any person associated with it solicits before or at the time the person enters into a written or oral advisory contract with the investment adviser.

* * * * *

In light of the foregoing, we respectfully request that the Staff advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays Wells Fargo Bank, or any of its associated persons, a cash payment for the solicitation of advisory clients, notwithstanding the Judgment.

K&L GATES



If you have any questions regarding this request, please contact the undersigned at (202) 778-9475.

Sincerely,

Stacy L. Fuller

cc: Nadya B. Roytblat
Adam Glazer
U.S. Securities and Exchange Commission
Charles S. Neal
Douglas R. Edwards
Wells Fargo Law Department